

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corporation
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

> **Re:** **International Endeavors Corporation**
> **Registration Statement on Form 10-12G**
> **Filed May 30, 2025**
> **File No. 000-55649**

Dear Wah Fu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jenny Chen-Drake